FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2007	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release	October 30, 2007

Forbes Medi-Tech Enters Final Steps in Compound Selection for Asthma and Type 2 Diabetes

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced that it has entered the final stages of compound selection for two of the most rapidly growing therapeutic indications, asthma and type 2 diabetes. Compounds in development are chosen on the basis of selectivity (the ability to home in on one receptor), potency and pharmacokinetics (drug distribution in the body over time). Compounds targeting these indications and exhibiting the desired characteristics are present in the FM-TP2000 and 3000 Series.

“The programs around the FM-TP2000 and 3000 Series have made substantial progress toward compound selection for preclinical development in diabetes and asthma respectively,” said Charles Butt, President and CEO of Forbes Medi-Tech. “The resurgence in our pharmaceutical development program is helping Forbes emerge with renewed strength and opportunities with near-term milestones.”

The FM-TP2000 Series targeting type 2 diabetes is based on the neural signal, following a meal, which is known to increase insulin secretion from pancreatic beta cells. The anticipated opportunities for VPAC2 receptor agonists from the FM-TP2000 Series include:

•

Potential first in class

•

A level of efficacy comparable to that of GLP-1 analogs (e.g. Byetta®*) or DPP4 inhibitors (e.g. Januvia®**) which act through a hormonal pathway, versus the complementary neural pathway driven by VPAC2 agonists

•

An excellent safety profile and;

•

A complementary effect to GLP-1’s when used in combination (60-80% of diabetics are on multiple medications according to IMF2004)

The FM-TP3000 Series targeting asthma are inhaled VPAC2 agonists. Other investigational VPAC2 agonists have demonstrated immediate bronchodilatation with the potential for anti-inflammatory effects. The compound differs from long-acting Beta2 adrenoceptor agonists by working through a different receptor and mechanism. The anticipated opportunities for compounds from the FM-TP3000 Series include:

•

Potential first in class;

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Prompt bronchodilatation;

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Ability to be used as a combination agent with inhaled corticosteroids and;

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An improved safety profile.

Upon successful completion of current studies underway, it is expected that a compound from the FM-TP2000 Series targeting diabetes would be confirmed this quarter and a compound from the FM-TP3000 targeting asthma would be selected early in 2008.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment. Additional information on Forbes Medi-Tech can be found at www.forbesmedi.com

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For more information, please contact:

Darren Seed Director, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

*BYETTA is a registered trademark of Amylin Pharmaceuticals, Inc. ** Januvia is a trademark of Merck & Co., Inc.

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements and information regarding the Company's FM-TP Series of Compounds and its compound selection, which statements can be identified by the use of forward-looking terminology such as "anticipated", “would”, “emerge” “opportunities”, “progress toward”, “resurgence”, “expected” and “targeting”, “2008” or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements and information as a result of numerous factors, the Company’s need for a debt or equity financing in the near term, which may not be available in a timely manner or at all and which, if not obtained, will have a material adverse impact on the Company and its ability to continue; uncertainty whether compounds will be selected in the near term as expected  or at all;  uncertainty whether any compound selected will have all or any of the attributes identified in this News Release or will be successfully developed and marketed as a drug or at all; research & development risks; the risk of technical obsolescence; the need for regulatory approvals, which may not be obtained in a timely matter or at all; the need for clinical trials, the occurrence and success of which cannot be assured; intellectual property risks; the effect of competition; uncertainty whether the Company will realize its strategies and vision; changes in business strategy or development plans; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements and information are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.